Exhibit 5.1

Office:    +852 2801 6066
Mobile:    +852 6621 8994
Email:    rthorp@tta.lawyer

To:    Grab Holdings Limited
    3 Media Close, #01-03/06
    Singapore 138498
14 March 2025
Dear Sirs
Grab Holdings Limited
We have examined the Registration Statement on Form S-8 to be filed by Grab Holdings Limited, a Cayman Islands exempted company incorporated with limited liability (the "Registrant"), with the Securities and Exchange Commission (the "Registration Statement"), relating to the registration under the Securities Act of 1933, as amended, of an amount of Class A Ordinary Shares of the Registrant (the "Class A Shares") and an amount of Class B Ordinary Shares of the Registrant (the "Class B Shares", and together with the Class A Shares, the "Shares") for issuance pursuant to the Second Amended and Restated 2021 Equity Incentive Plan of the Registrant (the "Plan").
As Cayman Islands counsel to the Registrant, we have examined the corporate authorisations of the Registrant in connection with the Plan and the issue of the Shares by the Registrant and have assumed that the Shares will be issued in accordance with the Plan and the resolutions authorizing the issue.
It is our opinion that the Shares to be issued by the Registrant have been duly and validly authorised, and when issued, sold and paid for in the manner described in the Plan and in accordance with the relevant resolutions adopted by the shareholders of the Registrant and by the Board of Directors of the Registrant (or any committee to whom the Board of Directors have delegated their powers with respect to administration of the Plan), and when appropriate entries have been made in the Register of Members of the Registrant, will be legally issued, fully paid and nonassessable.
We consent to the use of this opinion as an exhibit to the Registration Statement and further consent to all references to us in the Registration Statement and any amendments thereto.
Yours faithfully
/s/ TRAVERS THORP ALBERGA